Conference Title:  Copernic Inc. 2007 Q4 and Full Year Earnings Call
Conference Date: March 6, 2007
Start Time: 10:00 a.m. EST
Reserved Length: 60 minutes

Marketwire contact: Veronique Couture
Tel: (514) 392-6755

Conference Logistics:

Participants
Live Conference Access information:
Local Access: 416-644-3416
Toll-Free Access: 1-800-732-6179

Chairperson and Speaker Dial-in Number
Toll-Free Access: 1-800-732-9303

Guest Speakers:
Marc Ferland
Daniel Bertrand
Christine Papademetriou

Operator:

Good morning, ladies and gentlemen, and welcome to the Copernic Inc. Earnings Conference Call for the 2007 fourth quarter and year-end results. At this time, all participants are in a listen-only mode. Following today’s presentation, instructions will be given for the question-and-answer session. Please refrain from using any offensive language. If anyone needs assistance at any time during the conference, please press the star key, followed by the zero key. As a reminder, this conference is being recorded today. I would now like to turn the conference over to Christine Papademetriou, Marketing Director.

Ms. Christine Papademetriou, Marketing Director

Good afternoon and welcome to Copernic’s 2007 fourth quarter and year-end results earnings conference call. Participating on the call today are Mr. Marc Ferland, President and Chief Executive Officer and Mr. Daniel Bertrand, Executive Vice President and Chief Financial Officer. Today’s remarks will last about 15 minutes. Before I turn the call over to Mr. Ferland, please note that Copernic has not provided guidance in the past and is not providing guidance for the first quarter of 2008 and moving forward. Please note, however, various remarks we make on this call about our future plans and prospects constitute forward-looking statements. For the purposes of the Safe Harbor provisions, under the Private Securities Litigation Reform Act, actual results may differ materially from those indicated by these forward-looking statements due to various important factors identified in the Company’s filings with the United States Securities and Exchange Commission and Ontario Securities Commission, including among other things, the spending environment for advertising sales and software licensing, dependence on third-party pay placement providers and dependence on third parties for content distribution or advertising delivery.

I will now turn over the call to Mr. Marc Ferland.

Mr. Marc Ferland, President and CEO

Good morning, everyone.

Thank you for being with us today.

On the occasion of my first earnings call as Copernic’s President and CEO, I would like to welcome you all to the meeting this morning. I would also like to take this opportunity to thank Martin Bouchard for his indispensable contribution to the Company. We will further benefit from Martin’s skill and experience as he will continue to serve on the Board of Directors.

We continue to face challenging times, and though there is no easy way around the results from the past year, there is some good news in the story. The major contributing factor to the significant loss per share was write-downs of goodwill and intangible assets. These are largely related to delays bringing products to market and changes of market conditions for the software unit and reduced revenue for the media unit for the last six months, but these write-downs are non-cash items.

Additionally, we have been very successful at controlling our costs. Excluding write-downs, nearly all the variance in total expenses was the result of termination costs recorded in the first quarter of 2007.

Our real challenge, however, is driving top line growth. There are several contributing factors to our difficulty in achieving a climbing revenue line, one of which is an increasingly competitive search advertising sector, ever more dominated by two or three large players. We have been feeling the effects of this competition as prices and volumes have come under attack. Another important factor has been the speed of bringing Copernic products into the marketplace. The margins on the software are higher, but speed of growth has been disappointing.

Ultimately the only way to address these problems is through products and Copernic is well recognized internationally for its innovative and award-winning search technology. By bringing increasingly better products to market while maintaining strict cost controls, we should meet our corporate objectives.

We remain committed to launching Copernic Mobile® later in the first quarter and are continuing to launch upgrades to the Copernic Desktop Search® to support our product line extension strategy. The Company will also continue to pursue partnership opportunities such as the agreement with the Yellow Pages Group to supply local Canadian advertiser listings to the Mamma.com® search engine.

At this point, it is dependent on management to deliver positive results. We are dedicated to bringing new products to market, expanding our existing product line and continuing to improve operational efficiencies. Copernic is well positioned to climb into a promising new future.

I’d like to turn the call over to Mr. Daniel Bertrand to review the financial results for the fourth quarter and full year 2007.

Thank you.

Mr. Daniel Bertrand, EVP and CFO

Total Revenue:

o	Revenues in Q4 2007 totalled $1.65 million compared to $3.57 million for the same period in 2006.

▪	Total Search & Graphic revenues were down over the same quarter in 2006, decreasing from $2.6 million to $1.4 million.

The decline in search advertising revenues continues to be related to increasing industry pressures on advertising rates, slowdown in sponsored clicks for the last six months and a change of our client mix. In graphic advertising, the decrease in revenues is due to the decline in pop-up campaigns and general decrease in demand for all other graphic ad units.

▪	Software licensing revenues decreased from $701K to $85K

The decrease is mainly attributed to a sale of one significant CDS license in Q4 2006 of $570K compared to no significant license sales in 2007 and two contracts for customized development and maintenance that were not renewed in 2007.

▪
Customized development and maintenance support revenues decreased from $230K in 4Q 2006 to $122K in the fourth quarter, which is explained by two contracts that were not renewed in 2007 representing revenues of $192K in Q4 2006, offset by various new small contracts in Q4 2007.

o	Full year revenues in 2007 decreased by $1.5 million or 15.4% to $8.1 million.
▪	The variance is mainly explained by the decrease in graphic, licensing, customization and maintenance revenues.
▪	Search advertising revenues were almost flat during the year at $7.25 million in 2007.
▪	Graphic advertising revenues decreased from $827K in 2006 to $108K in 2007 due to the continuing decline in pop-up campaigns and a decrease in demand for other graphic ad units.
▪
Total licensing, customization and maintenance revenues decreased from $1.6 million in 2006 to $762K in 2007 explained by the sale of one major CDS license in 2006 compared to sales of two smaller CDS licenses in 2007 and maintenance contracts that were not renewed in 2007.

Cost of revenues

▪	Cost of revenues in Q4 2007 was $544K, or 33% of revenues, compared to $919K or 26% of revenues for the same period in 2006.

▪	For the full year 2007 the costs of revenues were $2.6 million or 32% of revenues, compared to $2.7 million or 28% for the same period in 2006.

Gross margins for the current quarter and current year were lower mainly due to reduced software licensing revenue where our gross margin is typically higher.

Expenses

o
In Q4, total expenses were $12.9 million versus $2.5 million in the fourth quarter 2006. During the quarter, we recorded total write downs of goodwill and intangible assets of $10,046,000 as a result of delays in execution and changes of market conditions of our software commercial deployment solutions, reduced revenue in media and an investment write down, net of a reversal for settlement costs, of $100K. Excluding these items, expenses were $2.75 million.

o
For the full year 2007, total expenses were $21.2 million compared to $12.0 million in 2006. Excluding write down and settlement costs, expenses in 2007 were approximately $11.0 million, versus $10.3 million in 2006, the increase being mainly a result of termination costs of our former President and CEO in 1Q 2007.

o	Net loss
▪	For Q4 2007, net loss was $11.0 million ($0.75 per share) vs a net profit of $420K ($0.02 per share) for the same period in 2006.
▪	Full year net loss for 2007 was $14.4 million ($0.99 per share) vs $4.3 million ($0.30 per share) for same period of last year.

Concentration of credit risk with customers

▪
As of December 31, 2007, four customers represented 54% of net trade accounts receivable, compared to 54% from three customers for the same period last year, resulting in a significant concentration of credit risk.

▪
Management monitors the evolution of these customers closely in order to rapidly identify any potential problems. These customers have paid their accounts receivable as per their commercial agreements.

▪	The Company also monitors its other accounts receivable and there is no indication of material credit risk deterioration.

Liquidity and capital resources

o	Liquidities at the end of Q4 totalled $6.9 million

o	Cash Flow related to operating activities:
▪	In Q4 2007, we used $768K, compared to $524K for the same period in 2006.

o	For the full year 2007: we used $1.5 million in cash to support operations, compared to $912K for the same period in 2006.

o	Investing activities
▪	For the full year 2007, investing activities generated cash from continuing operations of $1.4 million compared to a use of $1.3 million in 2006 mainly due to fluctuation of temporary investments.

o	Financing activities provided cash totalling:
▪	For the full year 2007, financing activities provided cash totalling $653K from the issuance of capital stock upon exercise of options compared to nil in 2006.

The Company considers liquidities to be sufficient to meet normal operating requirements until the end of 2008. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

This completes the financial overview, I would now like to turn the call over to Mr. Ferland for the conclusion.

Thank you Daniel.

In summary, we have overcome many challenges to this point, and although there are a few more that lie ahead, we at Copernic believe that as a team, we will effectively & efficiently work towards achieving our strategic & operational goals. We are clearly focused on guiding the Company into a promising future by assessing current market demands and realigning the Company accordingly with new product development and the expansion of our existing product lines.

At this time, we are ready to answer your questions.

Conclusion:
Thank you for being with us today. We look forward to updating you on Copernic’s progress next quarter.